SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)

Under the Securities Exchange Act of 1934

24HOLDINGS, INC.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

809136104
(CUSIP Number)

INFINICOM AB
c/o Per-Anders Johansson
Sveavagan 66
Stockholm, Sweden 111-34
011-46-454-39670
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

September 30, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

1)     Name of Reporting Person.

         Infinicom AB

         SS or I.R.S. Identification No. of Above Person

         Not applicable.

2)     Check the Appropriate Box if a Member of a Group (see instructions)

      (a) /__/
      (b) /__/

3)    SEC Use Only

4)     Source of Funds (see instructions)

         Not applicable.

5)     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         Not applicable.

6)     Citizenship or Place of Organization.........Sweden

Number of	(7)	Sole Voting Power	0
Shares Beneficially	(8)	Shared Voting Power	0
Owned
by Each Reporting
Person With	(9)	Sole Dispositive Power	0

	(10)	Shared Dispositive Power	0

11)    Aggregate Amount Beneficially Owned by Each Reporting Person       0

12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)       /__/

13)     Percent of Class Represented by Amount in Row 11        0%

14)     Type of Reporting Person (See Instructions)        00

Item 1. Security and Issuer.

        This Amendment No. 1 to Schedule 13D relates to the Common Stock, par value $.001 per share (the “Common Stock”) of 24Holdings, Inc. (the “Issuer”), whose principal executive offices are located at 47 School Avenue, Chatham, New Jersey 07298.

Item 2. Identity and Background.

    (a)        The name of the reporting person is Infinicom AB (“Infinicom”).

    (b)        The address of Infinicom’s principal office is: c/o Per-Anders Johansson, Sveavagan 66, Stockholm, Sweden 111-34.

    (c)        Infinicom’s principal business is consulting in the fields of information technology and business development.

    (d)        Infinicom has not, during the last five (5) years, been convicted in a criminal proceeding.

    (e)        Infinicom has not, during the last five (5) years, been a party to any civil proceeding resulting in a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f)        Infinicom is organized under the laws of Sweden.

Item 3. Source and Amount of Funds or other Consideration.

        Infinicom acquired 344,595 shares of Series A Preferred Stock of the Issuer (the “Preferred Stock”) which was immediately convertible into 34,459,500 shares of Common Stock in exchange for the discharge of indebtedness owed by the Issuer to Infinicom in the amount of $230,879.

Item 4. Purpose of Transaction.

        Infinicom acquired the Preferred Stock and then sold the Preferred Stock to Moyo Partners, LLC (“Moyo”) and R&R Biotech Partners, LLC (“R&R”, R&R and Moyo collectively referred to as the “Purchasers”). Infinicom sold to Purchasers 109,171,181 shares of Common Stock (assuming the conversion of Preferred Stock owned by Infinicom) beneficially owned by Infinicom.

        Contemporaneously with these transactions, the Issuer transferred to Infinicom the Issuer’s interest in 24 Store (Europe) Limited (“24 Store”) along with the Issuer’s and 24 Store’s intellectual property rights, which represented substantially all of the Issuer’s assets. The purpose of this transaction was to transfer Infinicom’s controlling interest in the Issuer to the Purchasers in contemplation of a future equity offering by the Issuer or a merger between the Issuer and such operating company as the Purchasers may acquire.

        A more complete description of the transaction whereby Infinicom disposed of its beneficial ownership of Common Stock of the Company is provided in the current report on form 8-K filed by the Issuer on October 7, 2005, as amended, and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

    (a)        Following the reported transaction, Infinicom beneficially owns zero (0) shares of the Issuer’s Common Stock.

    (b)        Not applicable.

    (c)        Not applicable.

    (d)        No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock disclosed herein.

    (e)        Effective as of September 30, 2005, Infinicom ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        Pursuant to that certain Common Stock Purchase Agreement by and among Infinicom, the Issuer, and the Purchasers dated May 26, 2005, as amended, the Purchasers have agreed to transfer to Infinicom one percent (1%) of the issued and outstanding shares of Common Stock of the Company on a fully diluted basis upon the consummation of certain post-closing events such as a merger with an operating company or an equity financing.

Item 7. Material to be Filed as Exhibits.

        A copy of the Common Stock Purchase Agreement, as amended, has been filed as an exhibit to the Current Report on Form 8-K filed by the Issuer on October 7, 2005, as amended, and is incorporated herein by reference.

Signature.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INFINICOM AB

/s/ Per-Anders Johansson
Per-Anders Johansson
Chairman

Date: October 20, 2005